David T. Foy Executive Vice President and Chief Financial Officer

May 26, 2009

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	White Mountains Insurance Group, Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 01-08993

Dear Mr. Rosenberg,

I refer to your letter dated April 23, 2009 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Comment 1:

Item 3. Legal Proceedings, page 43

1.                          Please expand your disclosure about the Scandinavian Re arbitration with St. Paul Fire & Marine Insurance Company, et al. to describe the factual basis alleged and the relief sought.

Corporate Headquarters: White Mountains Insurance Group, Ltd. 14 Wesley Street, 5th Floor Hamilton HM 11, Bermuda Ph: 441-278-3160 • Fax: 441-278-3170	Executive Offices: White Mountains Insurance Group, Ltd. 370 Church Street, Guilford, Connecticut 06437 Ph: 203-458-5850 • Fax: 203-458-0754 E-mail: dfoy@whitemountains.com

Response to Comment 1:

We have expanded our description of the Scandinavian Re arbitration with St. Paul Fire & Marine Insurance Company et. al (“St. Paul”). The expanded disclosure is presented in Attachment A to this letter and was included in our March 31, 2009 Form 10Q filing in Part II, Item 1. “Legal Proceedings” on page 51.

Comment 2:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

2. Fair Value Considerations, page 93

You disclose on page F-6 that “other investments” are comprised of your investments in limited partnerships, hedge funds and private equity interests. It is apparent that you classify $402.4 million of your entire other investment balance of $416.2 million as Level 3 instruments under the SFAS 157 hierarchy and that these investments constitute 4.5% of your total investment portfolio and 13.9% of your shareholders’ equity. It is also apparent that your net realized and unrealized losses for these investments are a significant component of your total net realized and unrealized losses for 2008. In addition, you disclose that you deem the net asset value of your investments in limited partnerships, hedge funds and private equity interests to be fair value, that you would adjust these values to reflect illiquidity in inactive secondary markets and that you would adjust the measured value of assets and liabilities for the effect of counterparty credit risk. You also disclose that you did not reflect any adjustments of the net asset values of your other investment portfolio at December 31, 2008. Please address the following comments:

•                  Please revise your disclosure to indicate the nature and magnitude of your investments in each of the limited partnerships, hedge funds and private equities categories;

•                  Please revise your disclosure to indicate how you determined that the net asset value of these investments are deemed to approximate fair value;

•                  Please revise your disclosures to provide a sensitivity analysis of reasonably likely returns on these investments and the related assumptions; and

•                  Please reconcile for us your assertion that an active secondary market for these investment at December 31, 2008 existed yet you classify them as level 3 in the SFAS 157 hierarchy.

Response to Comment 2:

We will comply with your requests by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate, beginning with our June 30, 2009 Form 10-Q.  An example of this disclosure, which has been edited from the disclosure contained on pages 93-94 of our December 31, 2008 Form 10-K, has been included as Attachment A to this letter.

Comment 3:

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk

You provided sensitivity analyses here and on page 100 that assumed hypothetical interest rate changes of 50 or 100 basis points for your fixed maturity and convertible bond investments as a group. However, credit spreads on fixed income securities are at unusual highs and do not necessarily increase or decrease by similar amounts for different classes of securities. Please revise your sensitivity analysis disclosures to provide estimates of reasonably likely changes in interest rates for your fixed maturity securities based on the classifications presented in the table on page F-33.

Response to Comment 3:

We will comply with your request by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate, beginning with our June 30, 2009 Form 10-Q.  An example of this disclosure has been included as Appendix A to this letter.

Comment 4:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5. Investment Securities, page F-29

4. Please tell us why you excluded your derivative instruments from the fair value heirarchy table and from the reconciliation of the beginning and ending balances of your Level 3 measurements. Refer to paragraph 32 of SFAS 157 and revise your disclosures as appropriate.

Response to Comment 4:

The fair value disclosures for the Company’s derivative assets and liabilities associated with our WM Life Re variable annuity reinsurance business are presented on pages F-41 and F-42 of our December 31, 2008 Form 10-K in Note 9. “Variable Annuity Reinsurance”.  We will include a cross-reference between Note 5 and Note 9 in our future Form 10-K and 10-Q filings, beginning with our June 30, 2009 Form 10-Q.

Comment 5:

5. Please explain why you include securities recently acquired in “Transfers In” instead of in “Purchases” in your reconciliation of the beginning and ending balances of your Level 3 measurements on page F-33. Revise your disclosures as appropriate. For transfers in and out, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

Response to Comment 5:

The securities included in “Transfers In” consist of securities purchased subsequent January 1, 2008 where the fair value inputs at the acquisition date would be considered a Level 1 measurement. Subsequent to the purchase date but prior to December 31, 2008, observable market prices became unavailable, generally as a result of a decline in market activity for identical or similar securities. As a result, we had included these securities as transfers into Level 3 measurements. We will comply with your request by classifying securities that were acquired during a reporting period as “Purchases” in the Level 3 rollforward.  In reporting periods subsequent to the initial purchase where a previously purchased security transfers into or out of the Level 3 measurement category, we will disclose the specific inputs that became observable or unobservable in our future Form 10-K and 10-Q filings where appropriate, beginning with our June 30, 2009 Form 10-Q.    An example of our revised disclosures, which has been edited from the disclosure contained on page 16 of our March 31, 2009 Form 10-Q, is presented in Attachment A.

Please feel free to call me at (203) 458-5850 or Brian Palmer, the Company’s VP and Chief Accounting Officer, at (617) 725-7115 should you have any questions.

Sincerely,

/s/ David T. Foy

Attachment A

Comment #1 - Item 3. Legal Proceedings(1)

Scandinavian Re

Scandinavian Re is engaged in an arbitration proceeding with St. Paul Fire & Marine Insurance Company, et. al. (“St. Paul”).  This arbitration proceeding relates to a dispute over a multi-year Retrocessional Casualty Aggregate Stop Loss Agreement concerning certain classes of casualty reinsurance business originally written by St. Paul during the 1999-2001 underwriting years.  St. Paul alleges that, under the agreement, Scandinavian Re is required to reimburse it for all incurred losses.  Scandinavian Re’s position is that only certain losses may be ceded to the agreement and, in addition, that St. Paul made numerous material misrepresentations and omissions during the formation of the agreement as well as during the administration of the program.  Accordingly, Scandinavian Re is seeking rescission or reformation of the agreement.  Discovery is ongoing and the arbitration is now set for June 2009.

Comment #2 — Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Fair Value Considerations. (Pages 93 and 94 of our December 31, 2008 Form-10K)

CRITICAL ACCOUNTING ESTIMATES

2. Fair Value Measurements

General

White Mountains carries certain financial instruments at fair value with changes therein recognized in earnings. Assets and liabilities carried at fair value include substantially all of the investment portfolio; derivative instruments, both exchange traded and over the counter instruments; and reinsurance assumed liabilities associated with variable annuity benefit guarantees. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation of assets and liabilities measured at fair value require management to make estimates and apply judgment to matters that may carry a significant degree of uncertainty. In determining its estimates of fair value, White Mountains uses a variety of valuation approaches and inputs. Inputs used in determining fair value estimates are classified within a hierarchy. Observable inputs in active markets for identical assets are at the top of the hierarchy (“Level 1”), followed by inputs based on observable prices for similar, but not identical assets or on prices in less active markets (“Level 2”) with unobservable inputs, including assumptions that involve a great deal of judgment, being at the bottom of the hierarchy (“Level 3”). Whenever possible, White Mountains estimates fair value using valuation methods that maximize the use of observable prices and other inputs.

Invested Assets

White Mountains’ invested assets measured at fair value include fixed maturity securities, common and preferred equity securities, convertible fixed maturity securities and interests in limited partnerships~~, hedge funds and private equity investments~~. White Mountains’ limited partnership investments are comprised of hedge funds and private equity funds.

Where available, the estimated fair value of investments is based upon quoted prices in active markets. In circumstances where quoted prices are unavailable, White Mountains uses fair value estimates based upon other observable inputs including matrix pricing, benchmark interest rates, market comparables, and other relevant inputs. Where observable inputs are not available, the estimated fair

(1) Revised disclosure was included in the Company’s March 31, 2009 Form 10Q filing in Part II — Other Information — Item 1., Legal Proceedings.

value is based upon internal pricing models using assumptions that include inputs that may not be observable in the marketplace but which reflect management’s best judgment given the circumstances and consistent with what other market participants would use when pricing such instruments.

The majority of White Mountains’ investments in fixed maturity and equity securities are valued based upon quoted market prices. Investments valued using Level 1 inputs include fixed maturities, primarily investments in U.S. Treasuries, common equities and short-term investments, which include U.S. Treasury Bills. Investments valued using Level 2 inputs comprise fixed maturities including corporate debt, state and other governmental debt, convertible fixed maturity securities and mortgage and  asset-backed securities. Fair value estimates for investments that trade infrequently and have few or no observable market prices are classified as Level 3 measurements. Level 3 fair value estimates based upon unobservable inputs include White Mountains’ investments in ~~limited partnerships,~~ hedge funds and private equity ~~interests~~funds, as well as investments in debt securities, including certain asset-backed securities, where quoted market prices are unavailable. White Mountains uses brokers and outside pricing services to assist in determining fair values. To validate market prices obtained from outside pricing sources, White Mountains periodically evaluates model pricing methodologies, performs analytical reviews of certain prices and periodically performs back-testing of selected sales activity.

White Mountains’ investments in debt securities, including asset-backed securities, are generally valued using matrix and other pricing models. Key inputs include benchmark yields, benchmark securities, reported trades, issuer spreads, bids, offers, credit ratings and prepayment speeds.

~~The fair value of White Mountains’ investments in limited partnerships, hedge funds and private equity interests are based upon White Mountains’ proportionate interest in the underlying partnership’s or fund’s net asset value, which is deemed to approximate fair value. In circumstances where the partnership net asst value is deemed to differ from fair value due to illiquidity or other factors, net asset value is adjusted accordingly. At December 31, 2008 White Mountains did not adjust the net asset values used to determine fair value because an active secondary market for such investments exists.~~  Other investments accounted for at fair value at March 31, 2009 were comprised of $220.3 million in hedge funds, $145.8 million in private equity funds and $14.1 million of other investments. In addition, at March 31, 2009, other investments also included $14.9 million in limited partnerships accounted for using the equity method.  At March 31, 2009,  all of White Mountains’ investments in hedge funds and private equity funds that were included in other investments were in the form of limited partnership interests. At March 31, 2009, White Mountains held limited partnership investments in 26 hedge funds and 33 private equity funds.  The largest investment in a single fund was $42.6 million at March 31, 2009.

The fair value of White Mountains’ investments in hedge funds and private equity funds are based upon White Mountains’ proportionate interest in the underlying fund’s net asset value, which is deemed to approximate fair value. The fair value of White Mountains’ investments in hedge funds and private equity funds has been estimated using net asset value because it reflects the fair value of the funds’ underlying investments in accordance with FAS 157.  White Mountains employs a number of procedures to assess the reasonableness of the fair value measurements, including obtaining and reviewing each fund’s audited financial statements and discussing each fund’s pricing with the fund’s manager.  However, since the fund managers do not provide sufficient information to independently evaluate the pricing inputs and methods for each underlying investment, the inputs are considered to be unobservable.  Accordingly, the fair values of White Mountains’ investment in hedge funds and private equity funds have been classified as Level 3 under FAS 157.

In circumstances where the underlying investments are publicly traded, such as the investments made by hedge funds, the fair value of the underlying investments is determined using current market prices. In circumstances where the underlying investments are not publicly traded, such as the investments made by private equity funds, the private equity fund managers have considered the need for a liquidity discount on each of the underlying investments when determining the fund’s net asset value in accordance with FAS 157.  In circumstances where White Mountains’ portion of a fund’s net asset value is deemed to differ from fair value due to illiquidity or other factors associated with White Mountains’ investment in the fund, the net asset value is adjusted accordingly.  At March 31, 2009, White Mountains did not record an adjustment to the net asset value related to its investments in hedge funds or private equity funds.

The following table summarizes White Mountains’ total fair value measurements and the fair value measurements based on Level 3 inputs for investments at March 31, 2009:

	March 31, 2009
Million	Total fair value	Level 3 Inputs	Level 3 Inputs as a % of total fair value
Fixed maturities	$5,675.2	$170.6	3.0%
Common equity securities	318.8	109.3	34.3%
Convertible fixed maturity investments	265.0	.7	.3%
Short-term investments	2,150.6	—	—
Other long-term investments	380.2	380.2	100.0%
Total investments	$8,789.8	$660.8	7.5%

Sensitivity analysis of likely returns on hedge fund and private equity fund investments

White Mountains’ investment portfolio includes investments in hedge funds and private equity funds. At March 31, 2009, the value of our investments in hedge funds and in private equity funds was $220.3 million and $145.8 million, respectively.  The hedge funds’ and private equity funds’ underlying investments are typically publicly traded and private common equity investments, and, as such, are subject to market risks that are similar to those in White Mountains’ common equity portfolio.

The following illustrates the estimated effect on March 31, 2009 fair value resulting from a 10% change and a 30% change in market value:

	Change in fair value		Change in fair value
	10% decline	10% increase	30% decline	30% increase
Hedge funds	$(22.0)	$22.0	$(66.0)	$66.0
Private equity funds	$(14.6)	$14.6	$(43.8)	$43.8

Hedge funds and private equity funds returns are commonly measured against the benchmark returns of hedge fund indices and/or the S&P 500 Index.  The Hedge Fund Research, Inc. (“HFRX”) Equal Weighted Strategies Index is representative of the overall composition of the hedge fund market and is comprised of typical hedge fund strategies, including convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage and relative value arbitrage. The HFRX Equal Weighted Strategies Index applies an equal weight to all constituent strategy indices.  The historical returns for each index in the past 5 full years are listed below:

	Year Ended December 31,
HFRX Equal Weighted Strategies Index	-21.9%	4.0%	8.8%	1.3%	2.7%
S&P 500 Index	-37.0%	5.5%	15.8%	4.9%	10.9%

Comment # 3 — Item 7.A Quantitative and Qualitative Disclosures About market Risk

White Mountains’ overall fixed maturity investment strategy is to purchase securities that are attractively priced in relation to credit risks.  Widening and tightening of credit spreads generally translate into decreases and increases in fair values of fixed maturity investments. The table below summarizes the estimated effects of hypothetical widening and tightening of credit spreads for different class of the White Mountains’ fixed maturity and convertible fixed maturity portfolios.

	March 31, 2009 Fair Value	Tighten 50	Tighten 25	Widen 25	Widen 50
U.S Government and agency obligations	$689.3	$2.0	$1.0	$(1.0)	$(2.0)
Foreign government and agency obligations	820.2	1.0	0.5	(0.5)	(1.0)

		Tighten 100	Tighten 50	Widen 50	Widen 100
Agency mortgage-backed	961.2	18.1	9.0	(8.9)	(17.6)
Asset-backed	98.5	1.0	0.5	(0.5)	(1.0)

		Tighten 200	Tighten 100	Widen 100	Widen 200
Debt securities issued by industrial corporations	2,303.3	172.8	84.5	(81.0)	(158.7)
Municipal obligations	7.8	.3	.1	(.1)	(.3)
Convertible fixed maturities	265.0	13.4	6.6	(6.4)	(12.6)

		Tighten 400	Tighten 200	Widen 200	Widen 400
Non-agency commercial mortgage-backed	454.7	41.6	20.1	(18.9)	(36.7)

		Tighten 600	Tighten 300	Widen 300	Widen 600
Preferred stocks	53.6	25.3	13.9	(9.6)	(16.3)
Non-agency residential mortgage-backed	286.6	31.8	15.2	(13.9)	(26.6)

Comment # 5 — Note 5. Investment Securities, Page F-29

The following table summarizes the changes in White Mountains’ Level 3 fair value measurements for the three months ended March 31, 2009:

Millions	Fixed Maturities	Common equity securities	Convertible fixed maturities	Other investments	Total
Balance at January 1, 2009	$156.4	$113.3	$—	$401.2	$670.9
Total realized and unrealized losses	(3.6)	(3.6)	—	(44.3)	(51.5)
Purchases	74.3~~16.4~~	—	.7	45.5	120.5~~62.6~~
Sales	(17.1)	(.4)	—	(22.2)	(39.7)
Transfers in	—~~57.9~~	—	—	—	—~~57.9~~
Transfers out	(39.4)	—	—	—	(39.4)
Balance at March 31, 2009	$170.6	$109.3	$.7	$380.2	$660.8

~~Transfers into Level 3 measurements for fixed maturities relate primarily to securities as of the quarter end for which observable inputs were unavailable. Such securities were manually priced using a combination of market inputs such as benchmark interest rates, market comparables and/or broker quotes.~~ Transfers out of Level 3 measurements for fixed maturity investments relate to securities for which quoted prices were unavailable and estimated based upon inputs such as benchmark interest rates, matrix pricing, market comparables, broker quotes, etc.~~that were manually priced~~ in the prior period but have been priced using quoted market prices for similar or identical securities in the current period.  These securities were not transferred out of Level 3 measurements as a result of a change in valuation methodology.